UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported) July 28, 2021 Bank of Marin Bancorp (Exact name of Registrant as specified in its charter) California 001-33572 20-8859754 (State or other jurisdiction of incorporation) (Commission File Number) (IRS Employer Identification No.) 504 Redwood Blvd., Suite 100, Novato, CA 94947 (Address of principal executive office) (Zip Code) Registrant’s telephone number, including area code: (415) 763-4520 Not Applicable (Former name or former address, if changes since last report) Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common stock, no par value and attached Share Purchase Rights BMRC The Nasdaq Stock Market Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 5 - Corporate Governance and Management Item 5.07 Submission of Matters to a Vote of Security Holders A Special Meeting of Shareholders (the "special meeting") of Bank of Marin Bancorp (Nasdaq: BMRC) was held on July 28, 2021. At the close of business on June 11, 2021, the record date for the special meeting, there were 13,051,274 shares of common stock of BMRC outstanding and entitled to vote. A total of 8,911,520 shares of common stock were voted in person or by proxy, representing 68.28% of the shares of BMRC common stock outstanding and entitled to vote, which constituted a quorum to conduct business at the special meeting. The voting results are included below: 1. To consider and vote on a merger, and the Agreement to Merge and Plan of Reorganization dated as of April 16, 2021 (the “merger agreement”) with American River Bankshares (“AMRB”), under which AMRB will merge with and into Bank of Marin Bancorp (“BMRC”), with BMRC surviving (the “merger”), followed immediately thereafter by the merger of AMRB’s wholly-owned subsidiary American River Bank with and into BMRC’s wholly owned subsidiary Bank of Marin, with Bank of Marin surviving (the “bank merger”), as more particularly described in the joint proxy statement/prospectus dated June 25, 2021. For Against Abstain 7,743,917 1,130,248 37,355 2. To approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger and merger agreement. For Against Abstain 7,205,128 1,665,758 40,634

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Date: July 29, 2021 BANK OF MARIN BANCORP By: /s/ Tani Girton Tani Girton Executive Vice President and Chief Financial Officer